Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 8 DATED DECEMBER 21, 2018

TO THE PROSPECTUS DATED APRIL 12, 2018

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2018, as well as Supplement No. 1 dated May 15, 2018, Supplement No. 2 dated July 10, 2018, Supplement No. 3 dated August 10, 2018, Supplement No. 4 dated September 7, 2018, Supplement No. 5 dated October 9, 2018, Supplement No. 6 dated November 13, 2018 and Supplement No. 7 dated November 15, 2018. Terms used and not otherwise defined in this Supplement No. 8 shall have the same meanings as set forth in our prospectus, as supplemented. The purpose of this Supplement No. 8 is:

•	to provide an update on the status of our public offering;

•	to provide an update regarding our Class I shares; and

•	to provide an update regarding our Valuation Guidelines.

Status of our Public Offering

As previously disclosed, we registered with the SEC an offering of up to $5,000,000,000 in shares of common stock. The terms of the offering required us to deposit all subscription proceeds in escrow with UMB Bank, N.A., as escrow agent, until we received subscriptions aggregating at least $150 million in shares of our common stock, in any combination of share classes.

As of December 21, 2018, we satisfied the minimum offering requirement and our board of directors authorized the release of proceeds from escrow. As of such date, the escrow agent released gross proceeds of approximately $165 million to us in connection with the sale of shares of our common stock. We intend to continue selling shares in the offering on a monthly basis.

We will next accept subscriptions as of February 1, 2019. In accordance with the procedures set forth in our Prospectus, we expect to make available on our website at www.starwoodNAV.reit and in a prospectus supplement with the SEC the transaction price per share for each class of our common stock as of February 1, 2019 on our around January 15, 2019, which will be based on our NAV as of December 31, 2018.

Class I Shares

The language in the Prospectus about the purchase of Class I shares is updated to reflect the following:

Class I shares are generally available for purchase in this offering only (1) through fee-based programs, also known as wrap accounts, that provide access to Class I shares, (2) by endowments, foundations, pension funds and other institutional investors, (3) through participating broker-dealers that have alternative fee arrangements with their clients to provide access to Class I shares, (4) through certain registered investment advisers, (5) through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers, (6) by our executive officers and directors and their immediate family members, as well as officers and employees of the Advisor, Starwood Capital or other affiliates and their immediate family members, and, if approved by our board of directors, joint venture partners, consultants and other service providers or (7) other categories of investors that we name in an amendment or supplement to this prospectus.

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Valuation Guidelines

In the section of the Prospectus “Net Asset Valuation Calculation and Valuation Guidelines,” the first paragraph under the sub-heading “—Our Independent Valuation Advisor” is replaced with the following:

With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., to serve as our independent valuation advisor. At the end of each calendar quarter, our independent valuation advisor will prepare appraisals for each of our properties other than those for which we obtained third-party appraisals during such quarter, or approximately three-quarters of our real estate portfolio, and review annual third-party appraisals, prepared by another third-party appraisal firm, of our properties. The independent valuation advisor also will prepare quarterly valuations of our real estate-related debt. The independent valuation advisor will also review and confirm the reasonableness of the valuations prepared by the Advisor for each month that is not a quarter-end. When identified by the Advisor, individual property appraisals will be updated for events that materially impact our gross asset value; however, there may be a lag in time between the occurrence of such event(s) and the determination of the impact on our gross asset value. The Advisor, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows. While our independent valuation advisor performs an important role with respect to our property valuations, our independent valuation advisor is not responsible for, and does not calculate, our NAV. The Advisor is ultimately responsible for the determination of our NAV.

In the section of the Prospectus “Net Asset Valuation Calculation and Valuation Guidelines,” the third paragraph under the sub-heading “—Valuation of Investments—Consolidated Properties” is replaced with the following:

The Advisor will update the valuations of our properties for each month in which we do not receive an appraisal report from a third-party appraiser or our independent valuation advisor. Such valuations will be based on the then most recent appraisals provided by either our independent valuation advisor or a third-party appraisal firm, current market data and other relevant information, with review and confirmation of reasonableness provided by our independent valuation advisor. These updates to valuations may be different than the values provided in the most recent appraisal performed by a third-party appraiser or our independent valuation advisor. Although monthly reviews of each of our real property valuations will be performed by our independent valuation advisor, such reviews are based on asset and portfolio level information provided by the Advisor, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real estate property, which information will not be independently verified by our independent valuation advisor.

In the section of the Prospectus “Net Asset Valuation Calculation and Valuation Guidelines,” the two paragraphs under the sub-heading “—Liabilities” are replaced with the following:

We will include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the fees payable to the Advisor and the Dealer Manager, any accrued performance participation payable to the Special Limited Partner, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Liabilities related to stockholder servicing fees will be allocable to a specific class of shares and will only be included in the NAV calculation for that class. Our debt will typically be valued at fair value in accordance with GAAP.

For purposes of calculating our NAV, neither (1) organization and offering expenses paid by the Advisor through the first anniversary of the date on which we break escrow in this offering nor (2) operating expenses paid by the Advisor, incurred by us during the period July 13, 2017 (date of initial capitalization) through December 31, 2018, will be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Advisor for these costs.

The Advisor’s valuation of each investment’s liabilities, including any third-party incentive fee payments or deal terms and structure will not be reviewed by the independent valuation advisor or appraised.

In the section of the Prospectus “Net Asset Valuation Calculation and Valuation Guidelines,” the fourth and fifth paragraphs under the sub-heading “—NAV and NAV Per Share Calculation” are replaced with the following:

The Advisor has agreed to advance all of our organization and offering expenses on our behalf (other than upfront selling commissions, dealer manager fees and stockholder servicing fees) through the first anniversary of the conclusion of the escrow period. The Advisor has also agreed to advance all of our operating expenses incurred from July 13, 2017 (date of initial capitalization) through December 31, 2018. We will reimburse the Advisor for such advanced expenses ratably over the 60 months following the first anniversary of the conclusion of the escrow period. For purposes of calculating our NAV, neither (1) organization and offering expenses paid by the Advisor through the first anniversary of the conclusion of the escrow period nor (2) operating expenses paid by the Advisor, incurred by us during the period July 13, 2017 (date of initial capitalization) through December 31, 2018, will be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse the Advisor for these costs.

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, our fund administrator incorporates any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees. For each applicable class of shares, the stockholder servicing fee is calculated as a percentage of the aggregate NAV for such class of shares. Please see the hypothetical calculation in the paragraph below for an example of how the stockholder servicing fee will affect the calculation of NAV of each applicable class of shares each month. The declaration of distributions will reduce the NAV for each class of our common stock in an amount equal to the accrual of our liability to pay any such distribution to our stockholders of record of each class. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month. Restricted shares of our Class I common stock that remain unvested at the end of the month will be excluded from the NAV per share calculation.

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